Exhibit 4.24

Equity Interests Pledge Agreement

( amended and restated in December 2008 )

This Equity Interests Pledge Agreement was entered into on the day of May 1, 2004 and amended and restated on December 31, 2008 (this amended and restated version of Equity Interests Pledge Agreement in December 2008, hereinafter the “Agreement”) by and between the following parties:

Pledgee:	Beijing Champion Distance Education Technology Co., Ltd.

Registered Address:	Room 1807, Xueyuan International Tower, No.1 Zhichun Road, Haidian District, Beijing, China

Fax Number:	010-82330109

Pledgor:	Baohong Yin

ID Card No.:	320102196710242849

Address :	Room 102, Building No. 7, No. 17, Tsinghua East Road, Haidian District, Beijing City

Fax Number:	010-82337887

WHEREAS,

1	Baohong Yin, the Pledgor, is the citizen of the People’s Republic of China (“PRC”). The Pledgor owns 21% of the equity interest in Beijing Champion Hi-Tech Co., Ltd., a limited liability company registered in Beijing carrying on internet information service business.

2	The Pledgee, a wholly foreign-owned company registered in Beijing, PRC, and the Pledgor-owned Beijing Champion Hi-Tech Co., Ltd. entered into Exclusive Technical Consulting and Services Agreement on May 1, 2004.

3	In order to make sure that the Pledgee collect technical and consulting service fees as normal from Beijing Champion Hi-Tech Co., Ltd., the Pledgor is willing to pledge all its equity interest in Beijing Champion Hi-Tech Co., Ltd. to the Pledgee as a security for the Pledgee to collect technical and consulting service fees under the Service Agreement, and the relevant Equity Interests Pledge Agreement was entered into by the Pledgor and Pledgee on May 1, 2004;

4

As consented by the Pledgee, the equity interest holders of Beijing Champion Hi-Tech Co., Ltd made further capital contributions amounting to RMB16, 800,000 into Beijing Champion Hi-Tech Co., Ltd to increase its registered capital, among which RMB3,528,000 was contributed by the Pledgor. After such contributions, the registered capital of Beijing Champion Hi-Tech Co., Ltd, was increased to RMB20,000,000, and the Pledgor still holds 21% equity interests of Beijing Champion Hi-Tech Co., Ltd.

In order to perform the Service Agreement and set forth the Pledgor and Pledgee’s respective rights and obligations, the Pledgee and the Pledgor through mutual negotiations hereby agrees to amend and restate the Equity Interests Pledge Agreement dated May 1, 2008 as follows:

1.	Definitions and Interpretations

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1	Pledge means the full content of Article 2 hereunder.

1.2	Equity Interests mean all the equity interests in Beijing Champion Hi-Tech Co., Ltd. held, or to be held in the future, by the Pledgor legally, including without limitation: (a) the equity interests resulting from the contribution by the Pledgor amounting to RMB672,000 as of May 1, 2004; (b) the equity interests resulting from the contribution by the Pledgor amounting to RMB3,528,000 in May 2008; and (c) any New Equity Interests (as defined in Article 1.3).

1.3	New Equity Interests mean any equity interests in Beijing Champion Hi-Tech Co., Ltd. to be procured by the Pledgor resulting from any further capital contribution, acquisitions of equity interests by the Pledgor or any means otherwise after the execution of this Agreement.

1.4	Term of Pledge means the period provided for under Article 3.1 hereunder.

1.5	Service Agreement means the Exclusive Technical Consulting and Service Agreement entered into by and between Beijing Champion Hi-Tech Co., Ltd. and the Pledgee on May 1, 2004, as amended and/or restated.

1.6	Event of Default means any event set forth in Article 7 hereunder.

1.7	Notice of Default means the notice of default issued by the Pledgee in accordance with this Agreement.

2.	Pledge

2.1	The Pledgor agrees to pledge all its Equity Interest (as defined in Section 1.2 herein) in Beijing Champion Hi-Tech Co., Ltd. to the Pledgee as guarantee for the technical and consulting service fee payable to the Pledgee under the Service Agreement.

2.2	After the execution of this Agreement, once the Pledgor procures any New Equity Interests, if any action, execution of any agreements or documents is required by the then applicable laws and regulations for the registration of the pledge of such New Equity Interests, the Pledgor shall provide the Pledgee all necessary assistance (including without limitation, any action or execution of such agreements or documentations as reasonably required by the Pledgee) to consummate the registration of the pledge for the New Equity Interests and other legal procedures.

2.3	Pledge under this Agreement refers to the rights owned by the Pledgee who shall be entitled to have priority in receiving the payment by the evaluation or proceeds from the auction or sale of the Equity Interests pledged by the Pledgor to the Pledgee.

3.	Term of Pledge

3.1	The term of Pledge

3.1.1	The Pledge under this Agreement shall take effect as of the date when the registration of the Pledge with respect to the Equity Interests hereunder is consummated with the industrial and commercial management authority. The term of the Pledge is the same as the term of Service Agreement.

3.1.2	During the term of the Pledge, the Pledgee shall be entitled to exercise and dispose of the Pledge in accordance with this Agreement in any Event of Default.

4.	Physical Possession of Documents of Pledge

4.1	Within the Term of Pledge, the capital contribution certificate shall be deposited with the Pledgee. The Pledgor shall deliver its capital contribution certificate, if any, to the pledgee on the date when the Agreement is signed.

5.	Warranties and Representations of the Pledgor

5.1	All of Beijing Champion Hi-Tech Co., Ltd’s registered capital to be contributed by the Pledgor has been fully injected, who is the legitimate owner of the equity.

5.2	Unless otherwise provided in this Agreement, the Pledgee shall not be intervened by any parties at any time when exercising its rights in accordance with this Agreement as long as such exercise doesn’t violate the PRC Law.

5.3	Unless otherwise provided in this Agreement, the Pledgee shall be entitled to dispose of or assign the Pledge in accordance with this Agreement as long as such exercise doesn’t violate the PRC Law and the Pledgor shall cooperate with the Pledgee unconditionally.

5.4	No pledge has been created over the equity of the Pledgor to any other person except the Pledge specified herein.

6.	Covenant of the Pledgor

6.1	During the term of this Agreement, The Pledgor covenants to the Pledgee to perform its obligations as below and, as the shareholder, to instruct Beijing Champion Hi-Tech Co., Ltd to perform relevant obligations:

6.1.1	The Pledgor may not assign or otherwise transfer all or any part of its equity or create, or permit the existence of, any pledge that may affect the rights and interests of the Pledgee, without the prior written consent of the Pledgee unless according to the “Exclusive Purchase Agreement” entered into by the Pledgor, Beijing Champion Hi-Tech Co., Ltd., the Pledgee or its shareholder(s).

6.1.2	The Articles of Association of Beijing Champion Hi-Tech Co., Ltd. shall not be amended, or supplemented, and the registered capital of the Beijing Champion Hi-Tech Co., Ltd. shall not be increased or reduced, and the composition of Beijing Champion Hi-Tech Co., Ltd’s registered capital shall not be changed otherwise, unless consented by the Pledgee with prior written notice.

6.1.3	Within the Term of Pledge, without the prior written consent of the Pledgee, Beijing Champion Hi-Tech Co., Ltd. may not sell, transfer, mortgage or in any other means, dispose any interests of assets, business or revenues over 3%(inclusive) of its net assets after audit (including the intangible assets) at the end of the last fiscal year, or permit any Lien to be created over the same.

6.1.4	Without the prior written consent of the Pledgee, Beijing Champion Hi-Tech Co., Ltd. may not undertake, inherit, secure or allow the existence of any debt unless (a)the debt incurred through normal or daily operations without taking loans or (b)the debt disclosed to and assented to in writing by the Pledgee.

6.1.5	Beijing Champion Hi-Tech Co., Ltd. may not merge, associate with, acquire or invest to any entity without the prior written consent of the Pledgee.

6.1.6	Without the prior written consent of the Pledgee, Beijing Champion Hi-Tech Co., Ltd may not enter into any material contract valued over 3%(inclusive) of its net assets after audit(including the intangible assets) at the end of the last fiscal year except those for normal operations.

6.1.7	Beijing Champion Hi-Tech Co., Ltd. may not provide any loan or credit to any entity without the prior written consent of the Pledgee.

6.1.8	Without the prior consent of the Pledgee, the business scope and the main business operations of Beijing Champion Hi-Tech Co., Ltd. shall not be changed.

6.1.9	Beijing Champion Hi-Tech Co., Ltd shall manage all its normal operations to keep the value of the assets and refrains from any action or omission harming its management and asset value.

6.1.10	To keep the ownership of Beijing Champion Hi-Tech Co., Ltd. regarding all its assets, to sign all necessary or appropriate documents, take all necessary or appropriate actions, take all necessary or appropriate claims, or make necessary or appropriate defenses against all claims.

6.1.11	Within the Term of Pledge, Beijing Champion Hi-Tech Co., Ltd. may not distribute any dividend to its shareholders unless consented by the Pledgee in writing in advance.

6.1.12	To comply with and perform all provisions of the laws and regulations in respect of the pledge of right; when receiving notices, instructions or suggestions from relevant authority in respect of the right of pledge, to show the Pledgee the notice, instruction or suggestion mentioned, and to comply with the notice, instruction or suggestion mentioned or raise objection and make presentation in accordance with reasonable requirement of the Pledgee or through prior consent by the Pledgee.

6.1.13	To notify the Pledgee in time of any event or received notice that may affect the pledged equity right or any of the equity right, or that may change any warranty or obligation of the Pledgee under this Agreement, or that may affect the Pledgee’s performing its obligations under this Agreement.

6.1.14	The Pledgor has the knowledge that the realization of the Pledge under the Agreement may affect its right for indemnification from Beijing Champion Hi-Tech Co., Ltd. and hereby waive such right.

6.1.15	Prior to the appointment of directors to Beijing Champion Hi-Tech Co., Ltd. according to the relevant articles, the Pledgor shall consult with the Pledgee and make the appointment with the written consent of the Pledgee.

6.1.16	The Pledgor consent to and guarantee that the Pledgee has the right to appoint accountants to audit or investigate Beijing Champion Hi-Tech Co., Ltd. periodically or at any time and will guarantee Beijing Champion Hi-Tech Co., Ltd.’s unconditional performance of the management opinions as proposed by the accountants after the audit or investigation in respect of the management and internal control of Beijing Champion Hi-Tech Co., Ltd.

6.2	The Pledgor consents that the rights of the Pledgee with respect to the Pledge under this Agreement shall not be impeded or harmed by any legal proceedings initiated by the Pledgor or its inheritor or its delegate.

6.3	The Pledgor warrant to the Pledgee that, to protect or perfect the security for the technical advisory fee charges under the Service Agreement as created under this Agreement, the Pledgor will sign honestly and procure other parties interested in the right of Pledge to sign all requisite right certificates and covenants, and/or perform or procure other interested parties to perform other actions required by the Pledgee, and provide facility to the enforcement of rights and authorization as provided in this Agreement to the Pledgee, sign with the Pledgee or person (natural or legal) designated by it all modification documents to the equity certificate, and provide to the Pledgee within a reasonable time all notices, order or decisions as deemed necessary by the Pledgee in respect of the right of pledge.

6.4	For the interests of the Pledgee, the Pledgor hereby guarantees to comply and perform all the warranties, consents, agreements, representation and conditions, and to indemnify the Pledgee all relevant damages incurred due to Pledge’s breach or partial breach of the above.

7.	Events of Default

7.1	The following events shall be regarded as the event of default:

7.1.1	Beijing Champion Hi-Tech Co., Ltd. fails to make full payment of the technical and consulting service fees payable as scheduled under the Service Agreement or any other account payable, or violates any warranty, representation or undertaking;

7.1.2	The Pledgor fails to perform the obligations under Section 2.2 herein;

7.1.3	Any materially misleading and false representation and warranties made by the Pledgor is in violation of Article 5 of this Agreement, and/or any representation and warranties made by the Pledgor goes against Article 5 of this Agreement.

7.1.4	The Pledgor fails to perform the undertakings stated in Article 6 of this Agreement.

7.1.5	The Pledgor abandon or transfer the pledged equity without written consent of the Pledgee but for the assignment as provided for in Section 6.1.1 of this Agreement.

7.1.6	Any loan, lien, reimbursement, consent or other debt of the Pledgor, as (a) to be paid in advance or performed due to breach or (b) where due but not paid or performed as scheduled so that Pledgee deems the Pledgor’s ability to perform the obligations under this Agreement to have been affected.

7.1.7	Any disbenefit of the Pledgor’s property that is deemed by Pledgee to have harmed the capability for the Pledgor to fulfill its obligations under this Agreement.

7.1.8	The successor or delegate of the Pledgor can only perform partially or refuse to fulfill the obligations under the Service Agreement.

7.1.9	Other situation causing the Pledgee being entitled to exercise the Pledge as provided for by the relevant laws.

7.2	The Pledgor shall immediately give a written notice to the Pledgee if the Pledgor is aware of or find that any event under Article 7.1 herein or any events that may result in the foregoing events have happened.

7.3	Unless the Event of Default under Article 7.1 herein has been solved to the Pledgee’s satisfaction, the Pledgee, at any time when the Event of Default happens or thereafter, may give a written notice of default to the Pledgor that the Pledgee will exercise the Pledge in accordance with Article 8 of this Agreement.

8.	Exercise of the Pledge

8.1	The Pledgor may not transfer its shares without written consent of the Pledgee within the term of this Agreement.

8.2	The Pledgee shall give a notice of default to the Pledgor when the Pledgee exercises the Pledge.

8.3	Subject to Article 7.3, the Pledgee may exercise the Pledge at any time when the Pledgee gives a notice of default in accordance with Article 7.3 or thereafter.

8.4	The Pledgee is entitled to have priority in receiving payment by the evaluation or proceeds from the auction or sale of whole or part of the Equity Interests pledged herein in accordance with legal procedure until the outstanding technical and consulting service fees and all other payables under the Service Agreement are repaid.

8.5	The Pledgor shall not hinder the Pledgee from exercising the Pledge in accordance with this Agreement and shall give necessary assistance unconditionally so that the Pledgee could realize his Pledge.

9.	Transfer or Assignment

9.1	The Pledgor shall not have the right to donate or transfer its rights and obligations under this Agreement without prior consent of the Pledgee.

9.2	This Agreement shall be binding upon the Pledgor and its successors and be effective to the Pledgee and his each successor and assignee.

9.3	The Pledgee may transfer or assign all or any rights and obligations under the Service Agreement to its designated party (natural person/legal entity) at any time. In this case, the assignee shall enjoy and undertake the same rights and obligations herein of the Pledgee as if the assignee is a party hereto. When the Pledgee transfers or assigns the rights and obligations under the Service Agreement, at the request of the Pledgee, the Pledgor shall execute the relevant agreements and/or documents with respect to such transfer/assignment and the assignment of this Agreement.

9.4	After the change of Pledgee caused by the transfer or assignment hereof, the new parties of the pledge shall re-execute a pledge contract, which shall not enact lower requirements for the Pledgor than those in this Agreement.

10.	Termination

This Agreement shall not be terminated until the consulting service fees under the Service Agreement and other payable are paid off and Beijing Champion Hi-Tech Co., Ltd. will no longer undertake any obligations under the Service Agreement, and the Pledgee shall cancel or terminate this Agreement within reasonable time as soon as practicable.

11.	Formalities Fees and other Charges

11.1	The Pledgor shall be responsible for all the fees and actual expenditures in relation to this Agreement including but not limited to legal fees, cost of production, stamp tax and any other taxes and charges.

11.2	The Pledgor shall be responsible for all the fees (including but not limited to any taxes, formalities fees, management fees, litigation fees, attorney’s fees, and various insurance premiums in connection with disposition of Pledge) incurred by the Pledgor for the reason that (1) the Pledgor fails to pay any payable taxes, fees or charges in accordance with this Agreement; or (2) the Pledgee has recoursed by any means for other reasons.

12.	Force Majeure

12.1	“Force Majeure event(s)” means any event that goes beyond the reasonable control of one party and is unavoidable even if the affected party pays reasonable attention to it, including but not limited to government act, natural force, fire, explosion, geographic changes, storm, flood, earthquakes, tides, lightening or wars. However, inadequate credit, funds or finance should not be deemed as beyond one party’s reasonable control. Any party that is affected by Force Majeure and seeks exemption from obligations under this Agreement shall notify the event to the other party and the steps to be taken.

12.2	Where the Agreement is delayed in or impeded from performance because of any force majeure, in respect of the delay or impediment, the party affected by such event shall not assume any liability under this Agreement, provided that the party has performed the Agreement in reasonable efforts but the delay or impediment is still unavoidable. In addition, if the cause for such exemption is rectified or remedied, all parties consent to resuming the performance of this Agreement through best efforts.

13.	Dispute Resolution

13.1	This Agreement shall be governed by and construed in accordance with the PRC law.

13.2	The parties shall strive to settle any dispute arising from the interpretation or performance, or in connection with this Agreement through friendly consultation. In case no settlement can be reached through consultation, each party can submit such matter to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration. The arbitration shall follow the current rules of CIETAC, and the arbitration proceedings shall be conducted in Chinese and shall take place in Beijing. The arbitration award shall be final and binding upon the parties.

14.	Notice

14.1	Any notice or other message stipulated in this Agreement or in accordance with the same, shall be mail, sent in person (including express mail services) or fax to the receiver according the address or fax number of the receiver as set out in the front page of this Agreement. If sent in person, it is delivered when the actual delivery is made; if sent in mailing, it is deemed to have been on the 10th day after sending; if sent in fax, it is delivered when being sent. If the delivery date is not business day or the delivery arrives after business hours of a day, the first following business day is the delivery date.

15.	Effectiveness

15.1	This agreement and any amendments, modification, supplements, shall be in writing and come into effect upon: (a)being executed and sealed by the parties hereto, and (b) the consummation of the registration of the Pledge with respect to the Equity Interests created hereunder with the industrial and commercial authority. This Agreement, after taking effect, will replace the Equity Interests Pledge Agreement executed by the parties hereto on May 1, 2004.

15.2	This Agreement is written in Chinese and executed in six (6) counterparts with equal effect. Each party hereto holds one (1) counterpart and the other four (4) shall be used for the registration of the Pledge.

Pledgee: Beijing Champion Distance Education Technology Co., Ltd

Authorized Representative:

/s/ Baohong Yin

Pledgor: Baohong Yin

/s/Baohong Yin	(Signature)